Corporate Offices 802 SE Plaza Ave. Suite #200 Bentonville, AR 72712 Phone: 479-464-9944 March 17, 2014

Via E-mail and EDGAR Transmission
Mara L. Ransom
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:      America’s Car-Mart, Inc.
Form 10-K for Fiscal Year Ended April 30, 2013
Filed June 21, 2013
File No. 000-14939

Dear Ms. Ransom:

Please find our response to the staff’s comments contained in your letter dated March 5, 2014 related to the above filing.  For convenient reference, this response letter duplicates the text of the enumerated staff comment, as well as the heading contained in your letter.

Item 7.  Management’s Discussion & Analysis, page 20

1.
In future filings, please ensure that you provide a balanced, executive level discussion through the eyes of management that identifies the most important matters upon which management focuses in evaluating financial condition and results of operations and provides a context for the discussion and analysis of your financial statements. It should also serve to inform readers about how you earn revenue and income and generate cash and provide insight into material opportunities, challenges and risks as well as actions you are taking to address those material opportunities, challenges and risks. Therefore, in future filings please give consideration to providing:

•
An identification and discussion of key variables and other quantitative and qualitative factors necessary for an understanding and evaluation of your business and a discussion of management’s view of the implications and significance of the information; and

•
A discussion and analysis of material uncertainties and known trends that would cause reported financial information not to be necessarily indicative of future operating performance or financial condition to promote an understanding of the quality and potential variability of your earnings and cash flows.

In this regard, we believe a more robust discussion of the supply of used cars and trends therein would be helpful to readers. We note that that the Form 10-Q for the periods ended October 31, 2013 and January 31, 2014 discuss that an increase in the cost of sales was caused, in part, “by the overall decrease in new car sales during the recession when compared to pre-recession levels.” Please elaborate upon these trends and tell us what your future disclosure will look like. In this regard, we also note your disclosure on page 27 of your annual report that “[t]he purchase price the Company pays for a vehicle has a significant effect on liquidity and capital resources…[d]ecreases in the overall volume of new car sales, particularly domestic brands, leads to decreased supply in the used car market.” We also note your indication on page 27 of your annual report that you have “devoted significant efforts to improve your purchasing processes to ensure adequate supply at appropriate prices,” however; it’s not clear where you discuss these efforts. Please tell us what this disclosure will look like.

Response:  We will revise the disclosures in the Management’s Discussion and Analysis of Financial Condition and Results of Operation section of our future filings to address the staff’s comments.  Below are examples of what our revised disclosure would look like in our Form 10-K for the fiscal year-ended April 30, 2013.  Items in italics represent proposed changes or additions to the existing disclosure.

Overview, page 20

The following paragraphs will be added immediately following the second paragraph in this section:

The Company earns revenue from the sale of used vehicles, and in most cases a related service contract and a payment protection plan product, as well as interest income and late fees from the related financing.  The Company’s cost structure is more fixed in nature and is sensitive to volume changes.  Revenues can be affected by our level of competition, which is influenced to a large extent by the availability of funding to the sub-prime automobile industry, together with the availability and resulting purchase cost of the types of vehicles the Company purchases for resale.  Revenues can also be affected by the macro-economic environment.  At the point of sale, down payments, contract term lengths and proprietary credit scoring are monitored closely by corporate management and are critical to helping customers succeed.  After the sale, collections, delinquencies and charge-offs are important in the Company’s evaluation of its financial condition and results of operations and are monitored and reviewed on a continuous basis.  Management believes that developing and maintaining a relationship with its customers and earning their repeat business is critical to the success and growth of the Company and can serve to offset the effects of increased competition and negative macro-economic factors.

A challenging competitive environment puts pressure on sales volumes especially at older dealerships which tend to have higher overall sales volumes and more repeat customers, potential targets for competition.  Additionally, as the Company attempts to attract and retain target customers, increased competition can contribute to lower down payments and longer contract terms which have a negative effect on collection percentages, liquidity and credit losses.  Management believes that the ultra-low interest rate environment combined with a lack of other investment alternatives is attracting excess capital into the sub-prime automobile market and increasing competition.  In an effort to combat the increased competition the Company will continue to focus on the benefits of excellent customer service and the “local” face to face offering to the market in an effort to help customers succeed.  The Company has also focused additional attention on selling lower priced vehicles to increase affordability for customers, to address sales volume challenges and to improve credit performance in the future by improving the equity position of customers who may be tempted to default on their contracts especially when competition on the lending side is elevated as has been the case recently.

The purchase price the Company pays for its vehicles can also have a significant effect on revenues, liquidity and capital resources.  Because the Company bases its selling price on the purchase cost of the vehicle, increases in purchase costs result in increased selling prices. As the selling price increases, it becomes more difficult to keep the gross margin percentage and contract term in line with historical results because the Company’s customers have limited incomes and their car payments must remain affordable within their individual budgets.  As we have seen in recent years, decreases in the overall volume of new car sales, particularly domestic brands, lead to decreased supply and generally increased prices in the used car market. Also, expansions or constrictions in consumer credit, as well as general economic conditions, can have an overall effect on the demand and the resulting purchase cost of the types of vehicles the Company purchases for resale.

Liquidity and Capital Resources, page 27

The following paragraphs will replace and expand upon the second paragraph of page 27:

The purchase price the Company pays for a vehicle has a significant effect on liquidity and capital resources. Because the Company bases its selling price on the purchase cost for the vehicle, increases in purchase costs result in increased selling prices. As the selling price increases, it becomes more difficult to keep the gross margin percentage and contract term in line with historical results because the Company’s customers have limited incomes and their car payments must remain affordable within their individual budgets.  Several external factors can negatively affect the purchase cost of vehicles. Decreases in the overall volume of new car sales, particularly domestic brands, lead to decreased supply in the used car market. Also, the expansion of the customer base due in part to constrictions in consumer credit, as well as general economic conditions, can increase overall demand for the types of vehicles the Company purchases for resale as used vehicles become more attractive than new vehicles in times of economic instability.  A negative shift in used vehicle supply, combined with strong demand, results in increased used vehicle prices and thus higher purchase costs for the Company.

New vehicle sales decreased dramatically beginning with the economic recession of 2008.  While sales levels for new vehicles have risen steadily since the trough in 2009 and 2012 new vehicle sales were near pre-recession levels, such sales have continued to remain below pre-recession levels.  In addition, the challenging macro-economic environment, together with the constriction in consumer credit starting in 2008, contributed to increased demand for the types of vehicles the Company purchases and a resulting increase in used car prices.  These negative macro-economic conditions have continued to affect our customers in the years since the recession and, in turn, have helped keep demand high for the types of vehicles we purchase.  This increased demand, coupled with the depressed levels of new vehicle sales, has negatively impacted the used vehicle supply available to the Company.  Management expects the tight supply of vehicles and resulting pressure for increases in vehicle purchase costs to continue, although some relief is expected resulting from the continuing steady increases in new car sales levels since the trough in 2009.

The Company has devoted significant efforts to improve its purchasing processes to ensure adequate supply at appropriate prices, including expanding its purchasing territories to larger cities in close proximity to its dealerships and increasing its efforts to purchase vehicles from individuals at the dealership level as well as via the internet. The Company has also increased the level of accountability for its purchasing agents including the establishment of sourcing and pricing guidelines.  Based on these efforts, the Company expects to maintain gross margin percentages generally in the 42% range in the near term with overall contract terms increasing due in part to competitive pressures, somewhat mitigated by software and operational changes which have been made to structure seasonal payments during income tax refund periods.

In addition, we acknowledge the following statements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jeff Williams, Chief Financial Officer, at (479) 418-8021 with any questions.

Sincerely,

\s\ Jeffrey A. Williams

Jeffrey A. Williams
Chief Financial Officer
America’s Car-Mart, Inc.